EXHIBIT 4.1

FIRST AMENDMENT TO RIGHTS AGREEMENT

FIRST AMENDMENT, dated as of November 28, 2003 (this “Amendment”), to that certain Rights Agreement (the “Rights Agreement”), dated as of March 21, 2003, between Euronet Worldwide, Inc., a Delaware corporation (the “Company”), and EquiServe Trust Company, N.A., as rights agent (the “Rights Agent”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to such terms in the Rights Agreement.

WHEREAS, the Company entered into an Agreement, dated November 20, 2003 (the “Fletcher Agreement”), with Fletcher International, Ltd., a Bermuda company, pursuant to which the Company, among other things, issued to Fletcher International, Ltd. a certificate of additional investment rights (the “Fletcher Certificate”);

WHEREAS, the Company agreed in the Fletcher Agreement to amend the Rights Agreement no later than November 28, 2003 so that Fletcher International, Ltd. would not, as a result of the Fletcher Agreement, become an “Acquiring Person” under the Rights Agreement;

WHEREAS, the Company deems this Amendment to the Rights Agreement to be necessary and desirable and in the best interests of the holders of the Rights and has duly approved this Amendment;

WHEREAS, no event has occurred that would result in a Distribution Date; and

WHEREAS, Section 27 of the Rights Agreement permits the Company at any time prior to a Distribution Date to amend the Rights Agreement in the manner provided herein.

NOW, THEREFORE, the Rights Agreement is hereby amended as follows:

Section 1. AMENDMENT OF SECTION 1. The definition of “Acquiring Person” in Section 1(a) of the Rights Agreement is hereby amended to read in its entirety as follows:

“(a) “Acquiring Person” shall mean any Person who or that, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of fifteen percent (15%) or more of the shares of Common Stock then outstanding, but shall not include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan, (iv) Fletcher International, Ltd., together with all of its Affiliates (collectively, “Fletcher”), but only so long as (A) the Common Stock Beneficially Owned by Fletcher is limited to the Common Stock Fletcher acquires or is permitted to acquire under the terms of the Fletcher Agreement and the Fletcher Certificate and (B) Fletcher’s beneficial ownership (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended and in effect on the date of the Agreement (the “Exchange Act”), of Common Stock does not at any time exceed fourteen and ninety-nine one-hundredths percent (14.99%) of the then outstanding Common Stock (the “Fletcher Condition”), (v) any Person that became the Beneficial Owner of 15% or more of the outstanding Common Stock as a result of a decrease in the number of outstanding shares of Common Stock caused by a transaction approved by the Board of Directors of the Company, and (vi) any Person who has reported or is required to report such ownership on Schedule 13G under the Exchange Act (or any comparable or successor report) or on Schedule 13D under the Exchange Act (or any comparable or successor report) which Schedule 13G or Schedule 13D does not state any intention to or reserve the right to control or influence the management or policies of the Company or engage in any of the actions specified in Item 4 of such schedule (other than the disposition of the Common Stock) and, within 10 Business Days of being requested by the Company to advise it regarding the same, certifies to the Company that such Person acquired shares of Common Stock in excess of 15% inadvertently or without knowledge of the terms of the Rights and who, together with all Affiliates and Associates, thereafter does not acquire any additional shares of Common Stock while being the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding (the “Ownership Certification”); provided, however, that if the Person requested to so provide an Ownership Certification fails to do so within 10 Business Days, then such Person shall become an Acquiring Person immediately after such 10-Business-Day period.”

Section 2. ADDITION OF NEW SECTION 35. A new Section 35 is hereby added to the Rights Agreement to read in its entirety as follows:

“Section 35. Force Majeure.

Notwithstanding anything to the contrary contained herein, the Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortages of supply, breakdowns or malfunctions, interruptions or malfunctions of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war or civil unrest.”

Section 3. FULL FORCE AND EFFECT. Except as expressly amended hereby, the Rights Agreement shall continue in full force and effect unamended and in accordance with the provisions thereof on the date hereof. This Amendment and the Rights Agreement, as hereby amended, shall constitute one and the same instrument.

Section 4. GOVERNING LAW. This Amendment, the Rights Agreement, each Right and each Rights Certificate issued hereunder or thereunder shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

Section 5. COUNTERPARTS. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

EURONET WORLDWIDE, INC.

By:	/s/ Jeffrey B. Newman
Name:	Jeffrey B. Newman
Title:	Executive Vice President

EQUISERVE TRUST COMPANY, N.A.

By:	/s/ Carol A. Mulvey-Eori
Name:	Carol A. Mulvey-Eori
Title:	Managing Director

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